Exhibit 99.7

EXHIBIT 99.7

CONSENT OF QUALIFIED PERSON

Richmont Mines Inc.
United States Securities and Exchange Commission

Re: Richmont Mines Inc.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a “qualified person” in connection with the following documents, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2016 (the “Form 40-F”) of Richmont Mines Inc. (the “Corporation”) to which this consent relates: (A) the Corporation’s Annual Information Form for the year ended December 31, 2016, (B) the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2016.

(/s/) Raynald Vincent
Raynald Vincent, P.Eng., M.G.P.

March 28, 2017

CONSENT OF QUALIFIED PERSON

Richmont Mines Inc.
United States Securities and Exchange Commission

Re: Richmont Mines Inc.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a “qualified person” in connection with the following documents, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2016 (the “Form 40-F”) of Richmont Mines Inc. (the “Corporation”) to which this consent relates: (A) the Corporation’s Annual Information Form for the year ended December 31, 2016, (B) the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2016.

(/s/) Louis Nkoy
Louis Nkoy, P.Eng.

March 28, 2017

CONSENT OF QUALIFIED PERSON

Richmont Mines Inc.
United States Securities and Exchange Commission

Re: Richmont Mines Inc.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a “qualified person” in connection with the following documents, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2016 (the “Form 40-F”) of Richmont Mines Inc. (the “Corporation”) to which this consent relates: (A) the Corporation’s Annual Information Form for the year ended December 31, 2016, (B) the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2016.

(/s/) Léon Grondin Leblanc
Léon Grondin Leblanc, P.Eng.

March 28, 2017

CONSENT OF QUALIFIED PERSON

Richmont Mines Inc.
United States Securities and Exchange Commission

Re: Richmont Mines Inc.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a “qualified person” in connection with the following documents, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2016 (the “Form 40-F”) of Richmont Mines Inc. (the “Corporation”) to which this consent relates: (A) the Corporation’s Annual Information Form for the year ended December 31, 2016, (B) the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2016.

(/s/) Daniel Adam
Daniel Adam, P.Geo., Ph.D.

March 28, 2017

CONSENT OF QUALIFIED PERSON

Richmont Mines Inc.
United States Securities and Exchange Commission

Re: Richmont Mines Inc.

Ladies and Gentlemen:

I hereby consent to (i) being named and identified as a “qualified person” in connection with the following documents, which are either referenced in or filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2016 (the “Form 40-F”) of Richmont Mines Inc. (the “Corporation”) to which this consent relates: (A) the Corporation’s Annual Information Form for the year ended December 31, 2016, (B) the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2016.

(/s/) Bernard Salmon
Bernard Salmon, P.Eng.

March 28, 2017